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                             January 19, 2022

       Surfaraz Dinani
       Chief Executive Officer
       Veloce Cap Fund 1 LP
       58 Main Street, 2nd Floor
       Hackensack, NJ 07601

                                                        Re: Veloce Cap Fund 1
LP
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 13,
2022
                                                            File No. 024-11689

       Dear Mr. Dinani:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [month, day, year] letter.

       Amended Offering Statement on Form 1-A

       General

   1. Please revise the offering circular date on the cover page to reflect the date that the amended offering
statement is filed. In addition, the offering statement should be signed on page 65 as of the
date that it is filed.
       Cover Page

   2. Please add disclosure to your cover page that clearly states that you intend to avoid becoming subject to the
Investment Company Act of 1940, that you are not registered
                                                        under the Investment
Company Act of 1940, and that therefore, investors will not receive
 Surfaraz Dinani
Veloce Cap Fund 1 LP
January 19, 2022
Page 2
         the protections of such act.
         Please contact Erin Purnell at 202-551-3454 if you have any questions.



FirstName LastNameSurfaraz Dinani                            Sincerely,
Comapany NameVeloce Cap Fund 1 LP
                                                             Division of
Corporation Finance
January 19, 2022 Page 2                                      Office of Finance
FirstName LastName